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August 16, 2018	WRITER’S DIRECT LINE 414.297.5596 pfetzer@foley.com Email CLIENT/MATTER NUMBER 103159-0101

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:        Daxor Corporation - File Nos. 333-224509 and 8111-22684

Ladies and Gentlemen:

On behalf of Daxor Corporation, a New York corporation (“Daxor”), we are transmitting for filing Pre-Effective Amendment No. 5 to the Registration Statement on Form N-2, File No. 333-224509 (the “Registration Statement”). Daxor, and we as their counsel, will promptly respond to any requests for additional information and will cooperate to the fullest extent with the Staff in expediting the Staff’s review of the Registration Statement.

This Pre-Effective Amendment reflects Daxor’s latest response to the Staff’s comments by (1) omitting the senior securities table and adding an explanation that Daxor has excluded the table because it does not have senior securities, and (2) revising the disclosure to reflect the cessation of Daxor’s stock option plan.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer
Peter D. Fetzer

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